

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

<u>Via E-mail</u>
Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

> **Re: 20/20 GeneSystems, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 9, 2018**
> **File No. 024-10816**

Dear Mr. Cohen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 6</u>

1. We note the discussion on page 17 regarding different options for ongoing reporting. Please revise where appropriate to clarify your reporting if your shares become quoted on the OTCQB.

<u>Description of Business, page 25</u>

2. We note the statement that you believe Paula's Test is the "first combinatorial blood test … that incorporates a machine learning algorithm." We also note the statement that "no marketed product currently competes with our proposed OneTest multi (pan) cancer test." Please revise to clearly differentiate how your current and pending tests differ from ones provided by other companies. For example, it appears that some public companies currently offer tests using machine learning and algorithms, and some tests appear to screen for multiple types of cancer.

Our Commercial Approach, page 29

3. We note statements that you "expect to eventually" make your products available to large national clinical laboratory testing chains such as LabCorp or Quest Diagnostics. Please clarify the expected timeline for any existing or planned arrangements with such third parties to the extent material. Please also revise to clarify the status of your tests. For example, the first paragraph on page 1 suggests that your products currently include OneTest; however, you state on page 28 that OneTest is "late stage" without providing an approximate timeline for commercialization. You also (1) refer to BioCheck as a "legacy" product without explaining the extent to which it is expected to generate more than de minimis revenues and (2) refer to "Lung Cancer Detection (China)" on page 28 without providing an approximate timeline for commercialization.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

4. We note that you do not expect to have a predictable revenue stream in the near future and that you recently transitioned to a "potentially more profitable self-pay model." We also note the statement that you have "payment obligations and obligations to pursue development and commercialization of diagnostic tests." Please revise to address these topics to the extent they represent trends, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues. In this regard, if material, please address period-to-period changes to the average selling price of Paula's test, which you state on page 3 is about $149. Refer to Item 9(d) of Part II of Form 1-A.

5. We note your disclosure related to your sources of revenue. We also note that your website states that BioCheck "generates revenues of about $500,000 per year with Gross Profit margins of about 80%." It also states that the company "has brought in approximately $7.5 million in grant funding." Please advise us how these statements reconcile with the disclosure in the Form 1-A, and, as necessary, enhance your disclosure to more specifically address how the company earns revenue from grants and sales of BioCheck and other services.

Compensation of Directors and Executive Officers, page 42

6. We note your disclosure that certain directors are awarded options that vest over time. Please revise this section to provide all information required by Item 11(d) of Form 1-A.

Interest of Management and Others in Certain Transactions, page 44

7. We note your disclosure on page F-12 regarding various Investment LLCs and arrangements with immediate family members of the CEO. Please revise this section to provide all information required by Item 13 of Form 1-A and file any related agreements.

Part III- Exhibits

8. Please file the escrow agreement as an exhibit to the offering statement. Refer to Item 17(8) in Part III of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Louis A. Bevilacqua, Esq.
       Bevilacqua PLLC